UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934



(Name of Issuer)		TRACON Pharmaceuticals, Inc.

(Title of Class of Securities)	Common Stock

(CUSIP Number)			89237H100

(Date of Event Which Requires Filing of this Statement)	December 30, 2015

Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:
      [   ]Rule 13d-1(b)
      [ X  ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

      CUSIP No. 		89237H100

          1.Names of Reporting Persons.

	     Laurence W.Lytton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a)..........................................................................

(b)..........................................................................

      3.SEC Use Only

      4.Citizenship or Place of Organization

      		USA

      5.Sole Voting Power 	584,016

      6.Shared Voting Power 	67,928

      7.Sole Dispositive Power	584,016

      8.Shared Dispositive Power 67,928


      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person			651,944


      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).................................


      11.Percent of Class Represented by Amount in Row (9)
      				5.4%


      12.Type of Reporting Person (See Instructions)

			IN

            Item 1.

      (a)Name of Issuer		TRACON Pharmaceuticals, Inc.

      (b)Address of Issuer's Principal Executive Offices

			8910 University Center Lane, Suite 700
			San Diego, California 92122




	      Item 2.

      (a)Name of Person Filing	Laurence W. Lytton

      (b)Address of Principal Business Office or, if none, Residence

		467 CPW
		N.Y., NY  10025

      (c)Citizenship			USA

      (d)Title of Class of Securities	Common

      (e)CUSIP Number			89237H100

      Item 3. 	not applicable


      Item 4.Ownership.

      (a)Amount beneficially owned: 651,944 shares consisting of 521,653 shares held by the reporting person, 37,863 held in the AWL Family LLC, 58,328 held in the IKL Trust, 10,200 held in the KLL Family Trust, 14,300 held in the WWL Family Trust, and 9,600 shares held in other related accounts.

      (b)Percent of class: 		5.4%

      (c)Number of shares as to which the person has:

      (i)Sole power to vote or to direct the vote 	584,016.

      (ii)Shared power to vote or to direct the vote 	67,928.

      (iii)Sole power to dispose or to direct the disposition of  584,016.

      (iv)Shared power to dispose or to direct the disposition of  67,928.


      Item 5.Ownership of Five Percent or Less of a Class:



      Item 6.Ownership of More than Five Percent on Behalf of Another Person.

			Not applicable

      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

			Not applicable

      Item 8.Identification and Classification of Members of the Group

			Not applicable

      Item 9.Notice of Dissolution of Group

			Not applicable

      Item 10.Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ___01/08/16____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title